OFFERING STATEMENT FOR:

Cherish Productions (dba The Grocery Runners)

(OPTIONAL QUESTION & ANSWER FORM) THE COMPANY

1. Name of Issuer: Cherish Productions dba The Grocery Runners, 10999 Reed Hartman Highway STE 301, Cincinnati, OH 45242. Registered in the State of Ohio under Cherish Productions LLC dba The Grocery Runners on 06/29/2017(document no. 201526403644)

ELIGIBILITY

2. Cherish Productions dba The Grocery Runners has certified that all of the following statements are true for them as an issuer:

• Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

• Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

• Not an investment company registered or required to be registered under the Investment Company Act of 1940.

• Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a dis- qualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

• Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

• Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

Answer: No

DIRECTORS OF THE COMPANY

4. The following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer were provided:

Name: **None at this Time**

Dates of Service:

Principal Occupation:

Employer:

Employer's Dates of Service:

Employer's Principal Business:

Previous Positions held with the Issuer:

OFFICERS OF THE COMPANY

Name: Bryan Melendez

Start Date: 2015-09

Title: CEO

Responsibilities: Decisions for the Business

Other Positions Held: None

Name: Vanessa Melendez

Start Date: 2015-09

Title: Vice President

Responsibilities: Assists in decisions and operations of Business

Other Positions Held: Currently Employed at P&G

Name: Nelson Famadas

Start Date: 2015-09

Title: CFO

Responsibilities: Finance & Operations

Other Positions Held: None

Name: Nicole Yorksmith

Start Date: 2015-09

Title: Human Resource Director

Responsibilities: Oversees the on-boarding, pay, and, any HR related issues with contractors of the business

Other Positions Held: Currently employed at P&G as well

ALL OTHER EMPLOYEES

Name: **None at this Time**

Start Date:

Title:

 Responsibilities:

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder: Bryan Melendez

Number of Securities Held: 42,625

Class of Securities Held: Preferred

% of Voting Power Prior to Offering: 42.625%

Name of Holder: Vanessa Melendez

Number of Securities Held: Preferred

Class of Securities Held: Preferred

% of Voting Power Prior to Offering: 43%

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Pitch Deck has been attached as an uploaded file. Check documents attached in the Form C filling

RISK FACTORS

8. The material factors that make an investment in the issuer speculative or risky is listed below:

1. Strong Competition. There are 2 competitors that operate in the on-line shopping space, specifically in "personal grocery shopping." Those competitors pick out groceries for consumers in addition to providing the delivery, and they are very well funded by venture capital. In contrast, the Grocery Runners operates solely on the curbside delivery portion of this market.

2. Need to reach more retailers on the B2B side and not just getting B2C customers to use their platform. Retail B2B will be the leverage point to access many more customers.

3. Grocery delivery in general is still a new environment, with all competitors still learning how to best serve consumers. As a result, the model for on-line shopping has swung from just online shopping to full-service personal shopping, with curbside shipping as a value add.

4. The Grocery Runners will need to innovate its technology stack offering more features for its consumers, and will also need to optimize operations to stay competitive and retain margins.

5. Currently there is only one full-time employee, with part-time executive support. As the company grows, there will be a need to obtain top level talent to make the model sustainable.

6. This is a crowdsourcing business model that requires contracted drivers to sign-up & execute the delivery utilizing their own resources (i.e. Car, gas, insurance, etc.)

THE OFFERING

9. What is the purpose of this offering?

The Grocery Runners intends to raise a target offering amount of $10,000 in future equity under a Security Agreement for Future Equity attached in the Form C filling. The issuer will accept investments up to $107,000. Over subscriptions will be allocated on a pro-rata basis. Investor funds will be used for Working Capital and Additional Staff primarily. See all of Use of Funds below

10. How does the issuer intend to use the proceeds of this offering?

Item	Target Proceeds	Maximum Proceeds
Portal Fees	$800	$8,560
Working Capital	$5,700	$60,000
Travel (Trade shows)	$500	$6,000
Additional Staff	$3,000	$32,440
Total	$10,000	$107,000

11. How will the issuer complete the transaction and deliver securities to the investors?

All transactions will be completed by through escrow agent, North Capital Investment Technology, Inc. Deliverance of these securities to the investors are performed by the North Capital Private Securities

Corporation.

12. How can an investor cancel an investment commitment?

Investors may cancel an investment commitment at any time until 48 hours prior to the deadline specified in their application, which was: 11/05/2018

Thrivera will notify investors when the target offering amount has been met.

If Cherish Productions (dba The Grocery Runners) reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

Cherish Productions dba (The Grocery Runners) will give the right to future shares in their company. An investor will get a 30% discount on those shares. Cherish Productions (dba The Grocery Runners) is speculating that they will be worth more than $2,000,000 in the future.

14. Do the securities offered have voting rights?

No

15. Are there any limitations on any voting or other rights identified above?

 No

16. How may the terms of the securities being offered be modified?

The terms of the securities will not be modified or changed in the future.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Currently there are outstanding membership units to investors who contributed $75,000 in a non-public offering. These units will have voting and decision rights as they are part of the founding members. Outside of these units, there are currently 0.5% unallocated units, which will be offered up in this round. Once these are allocated in this round, the other members will be equally diluted pursuant to the offering terms in this subscription agreement.

18. How may the rights of the securities being offered be materially limited, diluted, or qualified by the rights of any other class of security identified above?

The rights of the securities being offered will not have voting, dividend, or a right to a percentage of revenue. The securities being offered simply reflect the percentage that a minority shareholder would hold with the company. The securities that management retains have access to these rights, and will retain decision making rights.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? If so, please explain below:

Outside of the lack voting rights, distribution, and a right to a percentage of the revenue that the company may generate, there are not differences. The securities being offered are only representative of the percentage of the company that a minority owner may hold in the company.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

The founding members of the company will retain voting, decision, and dividend rights. The company has full decision rights in the company without sign-off from non-voting shareholders.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The Grocery Runners was valued at $1.09M in July of 2017 (based on the amount of dilution they gave to investors then). They since have generated $6k monthly recurring revenues (i.e. $72k annually). Cash on Hand will be sufficient enough for the next 6-8 months, which along with this round will help them grow the business.

They believe a $2M pre-money valuation is reasonable for this SAFE agreement. In the subsequent institutional financing round, the company and it's shares will be valued on a fair market value.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

A minority owner will forfeit voting rights to the company, and the company will retain buyback rights after one year.

23. What are the risks to purchasers associated with corporate actions including:

• additional issuances of securities

• issuer repurchases of securities

• a sale of the issuer or of assets of the issuer or

• transactions with related parties?

Minority ownership requires one to hold onto the securities for at least 1 year. After that period, owners can sell their shares at a fair market value, but the company has buy back rights on these securities before they can be offered to another investor who must be an accredited investor.

The company plans to seek a follow-on professional investing round in the future, and in that round the shares would convert from this round and dilute based on the investments from the professional round.

24. Describe the material terms of any indebtedness of the issuer:

Creditor: Emery Federal Credit Union

Amount Outstanding: $23,000

Interest Rate: 23%

Maturity Date: July 2020

25. What other exempt offerings has the issuer conducted within the past three years?

Cherish Productions (dba The Grocery Runners) sold membership interest to contributing investors in a non-public offering that was not advertised or generally solicited.

Date of Offering: 6/29/2017

Exemption Relied Upon: Non-public offering

Amount Sold: $75,000

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

• any director or officer of the issuer

• any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the
issuer's outstanding voting equity securities, calculated on the basis of voting power,

• if the issuer was incorporated or organized within the past three years, any promoter of the issuer, or

• any immediate family member of any of the foregoing persons.

Specified Person: **None at this time**

Relationship to the Issuer:

Director or Officer Nature of Interest in Transactions:

Direct Amount of Interest: $

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

Yes

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The company has been in operations for a three years, and is currently generating $6k monthly recurring revenues. After their private placement raise last summer, there is still 6-8 months of cash on hand to support business operations. The Form C offering contains CEO certified financials for review.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

All the appropriate documentation for this issuer (based on the offering amount and type) is provided as an attachment filed along with the Form C.

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the

issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

• In connection with the purchase or sale of any security?

• Involving the making of any false filing with the Commission?

• Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

Answer: **No**

Note: Thrivera's platform does not allow Issuers to user our platform if the above is answered with a "Yes" value.
(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

• In connection with the purchase or sale of any security?

• Involving the making of any false filing with the Commission?

- Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer,
investment adviser, funding portal or paid solicitor of purchasers of securities?

Answer: **No**

Note: Thrivera's platform does not allow Issuers to user our platform if the above is answered with a "Yes" value.

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

- at the time of the filing of this offering statement bars the person from:
(A) association with an entity regulated by such commission, authority, agency or officer, (B) engaging in the business of securities, insurance or banking, or (C) engaging in savings association or credit union activities?

- Constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

Answer: **No**

Note: Thrivera's platform does not allow Issuers to user our platform if the above is answered with a "Yes" value.

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

- suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?

- places limitations on the activities, functions or operations of such person?

- bars such person from being associated with any entity or from participating in the offering of any penny stock?

Answer: **No**

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

- Any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?

- Section 5 of the Securities Act?

Answer: **No**

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

Answer: **No**

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

Answer: **No**

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Answer: **No**

Other Material Information

31. In addition to the information expressly required to be included in this Form, include:

(1) any other material information presented to investors, and

(2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

As a requirement set by FINRA, Wunderfund must disclose the following:

(1) Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;

(2) Wunderfund will notify investors when the target offering amount has been met;

(3) If Cherish Productions (dba The Grocery Runners) reaches the target offering amount prior to the deadline identified in its offering materials, they may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment); and

(4) If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

(5) If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

(6) Regulation Crowdfunding rules and regulations restrict the resale of securities for at least one year after the initial investment is made. After the one-year period, all investments in Cherish Productions dba The Grocery Runners can only be sold back to a restricted group of individuals (i.e. Cherish Productions dba The Grocery Runners, an accredited investor, a family member, or to the trust of a family member). Plus, there are no open exchanges where you can buy or sell your equity shares. Lastly, all the equity based securities on the Wunderfund.co funding portal are prohibited for resale based on the terms and conditions set by Cherish Productions dba The Grocery Runners to protect the number of shareholders on their cap table.

(7) If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Securities issued in this transaction, which are exempt from registration pursuant to section 4(a)(6) of the Securities Act, may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued unless such securities are transferred:

(1) To the issuer of the securities;
(2) To an accredited investor;
(3) As part of an offering registered with the Commission; or

(4) To a member of the family of the purchaser, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

ONGOING REPORTING

The issuer will file a report electronically with the Securities &

Exchange Commission annually and post the report on its website, no later than:

(120 days after the end of each fiscal year covered by the report).

Once posted, the annual report may be found on the issuer's website at: - **https://www.thegroceryrunners.com/**

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

(3) the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the issuer liquidates or dissolves its business in accordance with state law.